Filed Pursuant to Rule 433

Registration Statement No. 333-212372

Pricing Term Sheet

FIDELITY NATIONAL INFORMATION SERVICES, INC.

Pricing Term Sheet

$1,000,000,000 3.750% Senior Notes due 2029 (“Senior Notes”)

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated May 14, 2019, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. The pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying Prospectus dated July 1, 2016 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer	Fidelity National Information Services, Inc.

Expected Ratings (Moody’s/S&P/Fitch)*	Baa2 / BBB / BBB (stable/stable/stable)

Principal Amount	$1,000,000,000

Coupon	3.750%

Trade Date	May 14, 2019

Settlement Date	T+5; May 21, 2019

Maturity Date	May 21, 2029

Price to Public	99.826% of principal amount

Yield to Maturity	3.771%

Spread to Benchmark Treasury	T + 135 basis points

Benchmark Treasury	UST 2.375% due May 2029

Benchmark Treasury Price and Yield	99-19; 2.421%

Underwriting Discount	0.650%

Interest Payment Dates	May 21 and November 21, commencing November 21, 2019

Denominations	$2,000 and integral multiples of $1,000 in excess thereof

Optional Redemption

At any time prior to the Par Call Date at a discount rate of Treasury plus 25 basis points

Notwithstanding the foregoing, if the Senior Notes are redeemed on or after February 21, 2029 (the date that is 3 months prior to their maturity date) the Senior Notes will be redeemed at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption. February 21, 2029 is the Par Call Dates in respect of the Senior Notes.

Special Mandatory Redemption	In the event that the merger is not consummated on or prior to the Outside Date (as defined in the Preliminary Prospectus Supplement), or if, prior to the Outside Date, the Issuer notifies the trustee in writing that the merger agreement is terminated or that in the Issuer’s reasonable judgment the merger will not be consummated on or prior to the Outside Date, then, in either case, the Issuer will be required to redeem the Senior Notes in whole and not in part at a special mandatory redemption price equal to 101% of the aggregate principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to, but excluding, the special mandatory redemption date.

Use of Proceeds	The Issuer intends to use the net proceeds from this offering, along with the net proceeds from the other transactions comprising the permanent financing, to provide funds for the cash portion of the merger consideration, the repayment of outstanding Worldpay debt and costs and expenses of the merger. Any remaining net proceeds would be used for general corporate purposes.

CUSIP	31620MBJ4

ISIN	US31620MBJ45

Joint Book-Running Managers

Barclays Capital Inc.
Goldman Sachs & Co. LLC

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Credit Agricole Securities (USA) Inc.

HSBC Securities (USA) Inc. Lloyds Securities Inc. PNC Capital Markets LLC SMBC Nikko Securities America, Inc. SunTrust Robinson Humphrey, Inc.

Senior Co-Managers	BMO Capital Markets Corp. Regions Securities LLC TD Securities (USA) LLC

Co-Managers	BB&T Capital Markets Fifth Third Securities, Inc. Capital One Securities, Inc. Citizens Capital Markets, Inc.

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by contacting Barclays Capital Inc. by phone at +1 (888) 603-5847, Citigroup Global Markets Inc. by phone at +1 (800) 831-9146, Goldman Sachs & Co. LLC by phone at +1 (212)-902-1171 or J.P. Morgan Securities LLC collect at +1 (212) 834-4533.

Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Senior Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Senior Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

3